May 8, 2025

Scott Graziano
General Counsel
FARADAY FUTURE INTELLIGENT ELECTRIC INC.
18455 S. Figueroa Street
Gardena, CA 90248

       Re: FARADAY FUTURE INTELLIGENT ELECTRIC INC.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed May 2, 2025
           File No. 333-284613
Dear Scott Graziano:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
General

1. We note that the March SPA's second, third and fourth closings have not yet occurred and are subject to the closing condition that the closing price of your common stock be equal or greater than $1.00 at the time of each closing. Further, we note that the adjustments to the conversion price, the alternate conversion and the alternate conversion floor amount appear to protect the selling securityholders from being truly at market risk. With respect to the future closings, it is unclear whether the company has completed a Section 4(a)(2)-exempt sale of securities to the selling securityholders such that the selling securityholders were at market risk at the time of
       the filing of the resale registration statement. Please clarify if you are registering shares underlying notes to be issued in future closings and, if so, provide your analysis regarding how registration is appropriate given the unissued notes and the conversion
 May 8, 2025
Page 2

      adjustment provisions. In your analysis, consider the guidance set forth in
      Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.


       Please contact Evan Ewing at 202-551-5920 or Erin Purnell at 202-551-3454 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing